July 23, 2010

Larry Spirgel, Assistant Director
United States Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:         Wonder International Education & Investment Group Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed on June 10, 2010
File No. 333-163635

Dear Mr. Sprigel:

We are in receipt of your letter, dated June 16, 2010, which contains the Commission’s comments with regard to the above-referenced filing.  Please accept this letter as the Company’s response to that letter.

General

1.  We note your response to prior comments one and two in our comment letter dated February 16, 2010.  Based upon your representations, it appears that this registration statement is registering an offering of shares by Eastbridge, its shareholders and Mr. Xie on behalf of the company.  Therefore, revise the registration statement to reflect the transaction as a primary offering by the company with the selling shareholders as underwriters selling on behalf of the company.  Please note that all the shares being registered must be sold at a fixed price for the duration of the offering, so revise the prospectus cover page to reflect that the offering price is fixed.  See our related comments under Plan of Distribution.

RESPONSE:  The Company continues to respectfully disagree with the Commission’s characterization of the described transactions as a “primary offering”.  In an attempt to clarify this issue, we have removed the shares owned by Eastbridge and Mr. Xie from the registration statement and are now only registering shares which were part of the dividend declared by Eastbridge to its shareholders.  As stated previously, Eastbridge received its shares for the services described below.  Eastbridge now would like to complete a dividend of some of those shares to its shareholders, but, without an available exemption, has opted to register those dividend shares so that they can be issued to the shareholders. We hope that this resolves the issue addressed by this comment.

Summary, page 1
Summary Information about Wonder International, page 1

2.  Briefly summarize how Eastbridge became a shareholder of the Company.  Discuss the business purpose of the original transaction between Eastbridge and Mr. Chungcui Xie, and the consideration provided by each in the original transaction.

RESPONSE:  Eastbridge received its shares as compensation for consulting services rendered to Wonder.  The following services were provided and paid for by Eastbridge and these were the business purpose for the original transaction:

1.	Provided training to Wonder concerning the SEC Process to become a public company in the United States;

2.	Provided training for the management on how to improve company's efficiency in the areas of sales and marketing;

3.	Provided training for the teaching staff on how to expand into the international markets in the future via the internet;

4.	Assisted the company with the preparation of a Business Plan for the SEC attorney;

5.	Assisted the company with preparing for the legal and audit process (paid for by Eastbridge);

6.	Hired an accounting firm to provide assistance to prepare Wonder for the SEC audit (paid for by Eastbridge);

7.	Hired the SEC auditor to audit fiscal years 2007 and 2008 (paid for by Eastbridge);

8.	Hired the SEC attorneys to file S-1 registration and to respond to SEC comments/questions (paid for by Eastbridge);

9.	Assisted the company with the responses to the SEC comments/questions;

10.	Hired the SEC auditor to audit fiscal year 2009 (paid for by Eastbridge);

11.	Hired the SEC auditor to conduct the review of the 1st quarter of 2010 (paid for by Eastbridge);

12.	Introduced the company to Investment Bankers and Investment Relation Consultants;

13.	Conducted a visit to the company in China for Investment Bankers and Investment Relation Consultants;

14.	Conducted a visit to New York City to visit with Investment Bankers, Investment Funds, and the New York Stock Exchange;

15.	Assisted the company with their Roadshow Powerpoint Presentation for NYC visit;

16.	Provided Language Translation during the visits to China and NYC;

17.	Assisted Wonder in developing an English web site which can be reviewed by American investors;

18.	EastBridge will assist the Company in completing the registration process via the SEC attorney and SEC auditor;

19.	EastBridge will assist the company with their application to a U.S. stock exchange or to FINRA

20.
Once listed, EastBridge will pay for and provide consulting assistance to Wonder for their quarterly reports and annual audits for three years.  EastBridge will pay for both the SEC auditor and SEC attorney to complete these reviews and audits;

21.	EastBridge will hire Wonder’s Investor Relation’s service during the first three years after listing. EastBridge will also provide Press Release assistance to the company during these three years; and

22.	EastBridge will provide training to Wonder’s management team concerning Sarbanes Oxley requirements and compliance as well as training on how to prepare 10Q and 10K documents to meet SEC requirements.

3.  Please revise the concluding sentence of paragraph two to specify your gross profit for the fiscal year ended December 31, 2009.

RESPONSE:   The requested information has been included in the amended filing.

Risk Factors, page 3
Failure to file and pay income taxes in China may hinder the Company’s ability to conduct business…, page 15

4.  We note your response to prior comment six.  Please further revise the risk factor to specifically address the failure of the company to file all of its tax returns, in addition to the general disclosure you have included.

RESPONSE:  The above-referenced risk factor has been amended and now reads as follows:

“In China, the failure to pay or file income taxes will significantly impact a company’s ability to operate.  In the event of a failure to pay taxes, penalties of 18% per year may be imposed and the Chinese government could get a priority lien against all of the Company’s assets.  Additionally, if a company is found to have deliberately avoided its tax obligations, the Company’s officers and/or directors may be found to be liable for the failure and jail terms could  be imposed.  The Company has not paid most of the income taxes to which it is subject. As of December 31, 2009, the Company owes approximately $ 4,900,000 in back income taxes plus applicable penalties.. The Company may, therefore, become subject to all the consequences described above. These taxes and penalties have been charged to income on the Company financial statements, and are included in its liabilities.”

Plan of Distribution, page 53

5.  Identify the selling shareholders as underwriters.  The shares issued to Eastbridge appear to be in consideration of this distribution; therefore, they appear to be underwriter’s compensation.  Tell us whether Eastbridge is a registered broker dealer, and if so, whether Eastbridge will be clearing its underwriting compensation agreements with FINRA.  If Eastbridge is not a registered broker dealer, explain how it is not required to register with the SEC and FINRA pursuant to Section 3(a)(4)(A) of the Securities Exchange Act of 1934.

RESPONSE:  The Company does not consider the selling shareholders to be underwriters as they are simply recipients of a share dividend from Eastbridge.  The above notwithstanding, Eastbirdge is not a registered broker-dealer and should not be required to register as such because it is not an underwriter of an offering.  As explained above, Eastbridge provided consulting services to Wonder and, as compensation for those services, received shares of common stock.  Eastbridge then decided to dividend some of those shares to its shareholders.  The dividend has not been completed because such a distribution to its shareholders would not fall under any currently available exemption.  Therefore, the Company allocated the shares for the dividend, but is waiting to issue the shares until such shares are registered with the SEC.

Management’s Discussion and Analysis, page 73
Plans for Expansion, page 76

6.  We note your response to prior comment nine.  Please provide support for your statement on page 76 that, “most likely, we will raise additional capital in future years to help us grow to 25 to 30 schools and raise our annual revenue to $50 to $60 million dollars.”  Also, please address how you intend to raise total capital of $30 million to $40 million, as referenced in the last sentence of this section.

RESPONSE:  The references to these specific amounts and numbers have been removed.  The “Plans for Expansion” section will now read as follows:

“Given sufficient funding, we expect to expand our operations throughout China by establishing additional schools. Each new school will have a full complement of staff.  The capital needed for each new school is about $1,500,000 and is not included in the working capital needs. Wonder has signed a Capital Raise Agreement with an Investment Bank in New York City, which we hope will assist us to raise the capital needed for expansion.”

7.  Please file the Capital Raise Agreement you reference in this section as an exhibit to your filing under Item 601(b)(10) of Regulation S-K.  Please discuss the terms of the Agreement, including the identity of the investment bank, and its impact upon your liquidity in your discussion of “Liquidity and Capital Resources” on page 77.

RESPONSE:  The Capital Raise Agreement will be filed as an exhibit to the amended filing.

Sources of Capital, page 75

8.  We note your response to prior comment 11.  As previously requested, please provide your credit facilities agreements as exhibit to your amended filing.

RESPONSE:    The referenced agreements will be filed as exhibits to the amended filing.

Quarter Ended March 31, 2010 compared with March 31, 2009, page 77

9.  Please revise MD&A for the period ended March 31 to include a discussion of the reasons for the increases/decrease in revenues and costs of sales from period to period.  See Financial Reporting Codification Section 501.04 for guidance.

RESPONSE:  The MD&A section has been revised to provide the requested information.
Directors, Executive officers, Promoters and Control Persons, page 79

10.  We note your response to prior comment 12.  We reissue the comment.  Please revise this section to include disclosure under Item 404 of Regulation S-K where the amount involved exceeds or exceeded $120,000.

RESPONSE:  The section has been revised as requested.

Financial Statements

Note 1 – Organization and Business, page F-7

11.  Refer to the revised disclosure provided in response to comment 15 of our letter dated February 15, 2010.  We reiterate that the disclosure should include the significant terms of the operating agreements and asset pledge agreements and how these agreements enable US Wonder to control the operations and cash flows of the Chinese companies and realize the benefits, and assume the risks of ownership.

RESPONSE:  The following information has been added to Note 1 in response to this comment:

“Coincident with the acquisition of the equity interests of China Wonder, the Company entered into an Operating Agreement, a Proxy Agreement, and a Consulting Service Agreement with China Wonder, each of the seven operating companies, and the majority owner of Company common stock, who is also chairman of each of the Chinese companies.  The operating Agreement provides, among other things, that the Chinese companies will conduct operations under the guidance of US Wonder, and that they will not conduct any transactions that might have a material affect on their assets, liabilities or company operations without written permission from US Wonder, The Proxy Agreement assigns to US Wonder the voting rights of the equity interests of the Chinese companies.  The Consulting Services Agreement provides that US Wonder will have operational control of each of the Chinese companies and will be compensated by fees equal to the profits of the Chinese companies.”

12.  Please provide us with a detailed analysis of the basis for consolidation, given that you technically have no legal standing under the laws of the PRC to assert your rights of ownership, that PRC regulation limit foreign ownership of companies that provide educational services and that you may not possess all the permits, licenses and certificates required to operate in the PRC.  Please consider the guidance in FASB ASC 810-10-15.

RESPONSE:  The guidance under FIN 46R and APB 51 restricts the consolidation of companies in cases where a foreign government can restrict control of that subsidiary.  Although in this situation, there is an impediment to direct control by the parent, we feel there are provisions in various agreements which allow the company to overcome the restriction that may appear to have been placed on control by the PRC government.  Those somewhat indirect rights are detailed in our response to comment 11, above.

Comment 12 also suggests that the company does not have all the permits, licenses and certificates required to provide educational services in the PRC.  We do not agree that that is the case.  The company has all of the permits, licenses and certificates that are needed for its operation of education facilities.  Additionally, the Company is not an accredited school which means that it does not fall under the jurisdiction of the Ministry of Education in China.  It is considered a private vocational school by the Chinese authorities.

13.  Please provide disclosure of impact on future periods, pursuant to Staff Accounting Bulletin 74, of the adoption of ASU 2009-17 (FASB 167) for your consolidation of the operations in China.  See FASB ASC 810-10-65-2 for guidance.

RESPONSE:  The requested disclosure has been added to Note 13.

Note 9 —  Income Taxes, page F-13

14.  Refer to the disclosure that you have not filed all of the tax returns that are required in China.  Please tell us the reasons for your non-compliance with tax laws and disclose the repercussions that may be imposed by the PRC government as a result of your non-compliance with tax filing requirement.  Please also address the repercussions in your response to comment four, above.

RESPONSE:  The Company has made the requested revision to Note 9 to the financial statements.
Exhibits

15.  Please revise the Consent of Independent Certified Public Accountant to include the financial statements for both the 2009 and 2008 audited financial statements included in the filing and reference the date of your report in the consent.

RESPONSE:  The Company has included a revised Consent of Independent Certified Public Accountant with the amended filing.

Thank you for your time and attention to this matter.  If you have any questions, please feel free to contact me at any time.

Sincerely,

DIETERICH & MAZAREI

/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Wonder International Education & Investment Group Corporation